Exhibit 26

Consent of Amec Foster Wheeler Americas Limited

We consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to Amec Foster Wheeler Americas Limited, formerly known as AMEC Americas Limited, in connection with, and to the use of information derived from, the technical report entitled "Technical Report Feasibility Study of the Rainy River Project, Ontario, Canada”, dated February 14, 2014, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2014, and we consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 27th day of March, 2015

On behalf of Amec Foster Wheeler Americas Limited

/s/ Kris Homer

Name: Kris Homer

Title: Vice President Operations, South America